PREMIUM NICKEL RESOURCES LTD. ANNOUNCES PROPOSED

$20 MILLION EQUITY AND DEBT FINANCING PACKAGE

  $14.1 Million Brokered Private Placement of Common Shares
  Increase in Existing Term Loan with Cymbria Corporation by $5.9 Million to $20.9 Million

/ Not for distribution to United States newswire services or for dissemination in the United States /

Toronto, Ontario - December 3, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) (the "Company") is pleased to announce a proposed equity and debt financing package of $20 million, comprising:

  Brokered Private Placement: a "best efforts" private placement offering of 11,765,000 common shares of the Company (the "Common Shares") at a price of $1.20 per Common Share for aggregate gross proceeds of approximately $14.1 million (the "Offering").

  Amended Term Loan: a second amended and restated commitment letter between the Company and Cymbria Corporation to, inter alia, amend the terms of their existing term loan to increase the principal amount of the loan from $15,000,000 to $20,882,353(the "Amended Term Loan"), which, upon closing of the Amended Term Loan, would result in additional gross proceeds to the Company of $5,000,000.

Brokered Private Placement

The Company entered into an engagement letter with Cormark Securities Inc., on behalf of BMO Capital Markets, as co-lead agent, and a syndicate of agents to be formed (collectively, the "Agents") in respect of the Offering. Under the Offering, the Company will issue 11,765,000 Common Shares at a price of $1.20 per Common Share for aggregate gross proceeds of approximately $14.1 million.

It is anticipated that EdgePoint Investment Group Inc., or an entity (or entities) managed by EdgePoint ("EdgePoint"), will exercise its participation right in respect of the Offering (the "Participation Right") and subscribe for Common Shares in accordance with its existing ownership interest in the Company. EdgePoint was granted the Participation Right pursuant to the terms of a subscription agreement between the Company and EdgePoint dated June 28, 2023.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the Common Shares will be offered for sale on a private placement basis: (i) in each of the provinces and territories of Canada, other than Québec, in reliance on the "listed issuer financing exemption" from the prospectus requirements (the "LIFE Exemption") available under Part 5A of NI 45-106 for aggregate gross proceeds of up to approximately $10,000,000 (or up to approximately 8,333,333 Common Shares); and (ii) (A) in each of the provinces and territories of Canada pursuant to available exemptions from the prospectus requirements under NI 45-106 (other than the LIFE Exemption), (B) in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable U.S. state securities laws, and (C) in such other jurisdictions provided it is understood that no prospectus filing or comparable obligation, ongoing reporting requirements or requisite regulatory or governmental approval arises in such other jurisdictions. The Common Shares issued pursuant to the LIFE Exemption to Canadian resident subscribers under the Offering will not be subject to a hold period pursuant to applicable Canadian securities laws. The Common Shares issued to Canadian resident subscribers pursuant to prospectus exemptions under NI 45‐106 other than the LIFE Exemption will be subject to a hold period expiring four months and one day after the closing of the Offering.

The offer and sale of Common Shares in reliance on the LIFE Exemption will be conditional on  the Company completing the Offering and Amended Term Loan for such amount that will provide the Company with sufficient available funds to meet its business objectives and liquidity requirements for a period of 12 months following closing of the Offering.

There is an offering document related to the Offering that can be accessed on SEDAR+ (www.sedarplus.ca) under the Company's profile and on the Company's website at www.premiumnickelresources.ca. Prospective investors should read the offering document before making an investment decision.

The Offering is expected to close on or about December 14, 2023, or such other date as the Company and the Agents may agree and remains subject to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Amended Term Loan

The Company and Cymbria Corporation (the "Lender") have entered into a second amended and restated commitment letter (the "Second A&R Commitment Letter") to amend the terms of their existing term loan (the "Term Loan") to, inter alia, increase the principal amount of the loan by $5,882,353 (the "Additional Principal Amount") from $15,000,000 to $20,882,353. The Additional Principal Amount will be subject to an original issue discount of approximately 15% and will be made available by the Lender to the Company as a single advance in an amount equal to $5,000,000 on closing of the Amended Term Loan.

The Additional Principal Amount will form part of the Term Loan and, except as otherwise set out in the Second A&R Commitment Letter, will be on the same terms and conditions applicable to the Term Loan. For certainty, the Additional Principal Amount will bear interest at a rate of 10% per annum calculated and payable quarterly in arrears and will mature and be payable on June 28, 2026, which, in each case, is consistent with the terms and conditions applicable to the Term Loan. As consideration for entering into the Term Loan Amendment, on closing of the Amended Term Loan, the Company will issue an additional 700,000 common share purchase warrants (collectively, the "Additional Warrants") to the Lender, with each Additional Warrant entitling the Lender to acquire one Common Share at a price of $1.4375 per Common Share until June 28, 2026. The closing of the Amended Term Loan, including the issuance of the Additional Warrants, is expected to occur concurrently with closing of the Offering on or about December 14, 2023, or such other date as the Company and the Lender may agree, and remains subject to: (i) completion of the Offering; and (ii) the satisfaction of certain customary closing conditions, including the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

The net proceeds of the Offering and the Amended Term Loan will be used by the Company to advance the exploration and development of its mineral assets in Botswana and for general corporate and working capital purposes.

MI 61-101 Disclosure

EdgePoint is (i) a "related party" of the Company by virtue of having beneficial ownership of, or control or direction over, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all of the Company's voting securities, and (ii) an affiliated entity of Cymbria Corporation and, as such, the Amended Term Loan, including the issuance of the Additional Warrants, is considered to be a "related party transaction" of the Company for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). In addition, the Offering (including EdgePoint's participation in the Offering by exercising its Participation Right) may be considered a "connected transaction" to the Amended Term Loan for purposes of MI 61-101.

The Company may, however, complete the Offering and the Amended Term Loan (together, the "Transactions") in reliance on exemptions available under MI 61-101 from the formal valuation and minority approval requirements of MI 61-101. The Transactions are exempt from the formal valuation requirement in Section 5.4 of MI 61-101 in reliance on Section 5.5(b) of MI 61-101 as the Company is not listed on a specified market under MI 61-101. Additionally, the Transactions are exempt from the minority approval requirement in Section 5.6 of MI 61-101 in reliance on Section 5.7(1)(a) of MI 61-101 insofar as neither the fair market value of the subject matter, nor the fair market value of the consideration for, the Transactions, insofar as it involves (or is expected to involve) "interested parties", exceeds 25% of the Company's market capitalization.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements and based on expectations, estimates and projections as at the date of this news release. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements pertaining to the terms of the Offering and the Amended Term Loan; the use of proceeds of the Offering and the Amended Term Loan; the timing and ability of the Company to close the Offering and the Amended Term Loan; the Company's ability to obtain all regulatory approvals, including the approval of the TSX Venture Exchange; and certain fees and commissions payable under the Offering.

Information contained in forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perception of geology and mineralization; assumptions, limitations and qualifications in the Selkirk Technical Report and Selebi; the timing and ability of the Company to receive necessary regulatory approvals; planned exploration programs and expenditures; the Company's ability to establish a mineral resource estimate for the Selebi Mine; the ability to the Company to expand mineral resources beyond current mineral resources estimates; the utility of any historical data in respect of the Selkirk Mine and Selebi Mine; the results of any testing; the ability of exploration activities (including drill results) to accurately predict mineralization; the significance of metallurgical results; current conditions and expected future developments; current information available to the management of the Company; mining activities and the business of mineral exploration; the general business and prospects of the Company; public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and the Company's assumptions, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and risks and other factors that may affect the assumptions and forward‐looking statements made in this news release concerning the Company, please refer to (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. Investors are cautioned not to put undue reliance on forward-looking statements.

The forward-looking statements contained in this news release are made as of the date of such document only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.